UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to             .

Commission file number:    000-21640

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATION CASINOS, INC.

2411 WEST SAHARA AVENUE

LAS VEGAS, NV  89102

STATION CASINOS, INC. 401(k) RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedule:

I.	Schedule H, Line 4i - Schedule of Assets
(Held At End of Year) - December 31, 2004

Exhibit Index

Signature

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Station Casinos, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Station Casinos, Inc. 401(k) Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

Las Vegas, Nevada

June 24, 2005

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003

Assets:
Investments, at fair value	$60,888,206	$49,033,758

Receivables:
Participant contributions	44,604	278,697
Employer contributions	11,679	68,739
Total receivables	56,283	347,436

Total assets	60,944,489	49,381,194

Liabilities:
Contributions refundable	7,623	—

Total liabilities	7,623	—

Net assets available for benefits	$60,936,866	$49,381,194

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2004	2003

Additions:
Additions to net assets attributed to:
Interest and dividends	$752,527	$594,889
Interest on participant loans	196,532	181,186
Net appreciation in fair value of investments	5,636,094	7,853,591
	6,585,153	8,629,666

Contributions:
Participant	9,044,611	7,824,135
Employer	2,123,896	1,996,324
	11,168,507	9,820,459

Total additions	17,753,660	18,450,125

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	5,977,795	4,408,964
Distributions of participant loans	176,448	125,838
Administrative expenses	43,745	36,975

Total deductions	6,197,988	4,571,777

Net increase	11,555,672	13,878,348

Net assets available for benefits:
Beginning of year	49,381,194	35,502,846
End of year	$60,936,866	$49,381,194

The accompanying notes are an integral part of these financial statements.

STATION CASINOS, INC.
401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.                                       Description of the Plan

The following description of the Station Casinos, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information of the Plan, which has been legally established through a formal retirement Plan Document and Trust Agreement as amended. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

a.                                       General

The Plan is a qualified, defined contribution plan that provides participant-directed investment programs to all eligible employees of Station Casinos, Inc. (the “Company”) who have completed 90 days of service for the Company and have attained the age of 21. Employees who are non-resident aliens that work outside of the United States and leased employees are not eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.                                      Contributions, Vesting and Allocation

Participants may make contributions to the Plan of any amount up to 19% of their annual compensation, but not to exceed the maximum dollar limit set by the Internal Revenue Service each year. Participants may make rollover contributions to the Plan. All participant contributions are immediately 100% vested and are nonforfeitable. Subject to the limitations described below, the Company makes matching contributions to the Plan on behalf of each participant in an amount equal to 50% of the first 4% of compensation that a participant contributes to the Plan as pre-tax contributions. A participant is credited with a year of service for vesting purposes upon completion of 501 hours of service during the Plan year. A participant begins to vest in that portion of his or her account attributable to the Company’s matching contributions as follows:

Vesting Service	Vesting%

Less than 1 year	0

1 year	20

2 years	40

3 years	60

4 years	80

5 or more years	100

Each year the Company may make an additional discretionary profit sharing contribution to the Plan. The discretionary contribution would be allocated among the accounts of eligible participants. Participants become 100% vested in the discretionary contribution after five years of service. In the event of termination of a participant by reason of death or disability, the full value of the participant’s account as of the immediately preceding valuation date becomes vested. The Company did not make any discretionary contributions for the years ended December 31, 2004 and 2003.

All contributions are invested in multiples of 1% as designated by the participant. A participant may direct his/her contributions into any of 15 investment options, one of which is the Station Casinos, Inc. Unitized Stock Fund (“STN Stock Fund”), which consists principally of Station Casinos, Inc. common stock and some interest-bearing cash funds for liquidity purposes.  A participant may only invest up to 20% of his or her account balance in the STN Stock Fund. A participant may change his/her investment options daily, subject to certain Plan provisions. Participants should refer to the Plan documents for a complete description of the investment options as well as for the detailed composition of each investment fund.

c.                                       Forfeitures

The portion of a participant’s account that is not vested is forfeited when the participant terminates employment with the Company. These forfeitures shall first be used to pay administrative expenses of the Plan and then are used to reduce future employer contributions payable under the Plan. Forfeitures for the years ended December 31, 2004 and 2003 were approximately $160,000 and $95,000, respectively. During 2004 and 2003, the Company applied approximately $74,000 and $147,000, respectively to reduce employer contributions and approximately $2,600 and $2,300, respectively of forfeiture funds to pay administrative expenses of the Plan.  At December 31, 2004 and 2003, the balance in the forfeiture account was approximately $87,000 and $5,000, respectively.

d.                                      Payment of Benefits

Upon normal retirement or death, vested benefits from the Plan in excess of $5,000 may be paid in either the form of a lump sum cash payment of the participant’s account, or in a series of payments over a period not to extend beyond the life expectancy of the participant or the joint life expectancy of the participant and the participant’s beneficiary. Participants with a vested account balance of less than $5,000 will receive a distribution in the form of a lump sum payment.

In certain limited situations, additional forms of distribution available under a previous version of the Plan may be “grand fathered” and remain available under the Plan. Participants shall be entitled to receive a distribution of all or any portion of all vested account balances upon attainment of age 59½. Participants may also withdraw from their account, without regard to age, in the event of extreme hardship.

Any participant who terminates employment with the Company shall be entitled to receive the value of the vested portion of his or her account no later than the sixtieth day after the participant terminates employment.

e.                                       Participant Loans

Subject to the rules and limitations contained in the Plan, a participant is able to request a loan up to $50,000, but not to exceed 50% of the vested amount credited to his or her account. At December 31, 2004 and 2003, there were outstanding participant loans in the amount of $3.9 million and $3.2 million, respectively, which approximate the fair value of the loans. The participant loans bear interest at rates commensurate with those charged by persons in the business of lending money for loans that would be made under similar circumstances, which as of December 31, 2004 and 2003 ranged from 5.0% to 10.5%. The loans require equal repayments of principal and interest (with payments not less than quarterly) over a period not to exceed five years. Loans borrowed specifically for the purpose of obtaining a primary residence can extend up to 15 years.

f.                                         Administration

The Plan is administered by a committee designated by the Company’s Board of Directors (the “401(k) Investment Committee”).

2.                                       Summary of Significant Accounting Policies

a.                                       Basis of Presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

b.                                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.                                       Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.                                      Investments Valuation and Income Recognition

Investments are stated at their current market value measured by the latest available quoted market prices in active markets. Fair value of common/collective trust is determined based on quoted market values of the underlying securities. Participant loans and interest-bearing cash are valued at cost plus accrued interest, which approximates fair value. Investment income is recorded as earned on a daily basis.

3.                                       Investments

Investments are summarized in the following table. Investments that represent 5% or more of the Plan’s net assets are separately identified and all remaining investments are included in “Other”.

	December 31,
	2004	2003
Mutual Funds:
Scudder Capital Growth	$16,656,839	$14,876,638
Scudder Aggressive Growth	3,526,434	3,368,788
Templeton Foreign - A	4,276,677	3,183,746
Pimco Total Return	3,303,296	2,378,119
Other	14,743,008	11,155,422
Total Mutual Funds	42,506,254	34,962,713

Collective Investment Trust:
Scudder Stable Value Fund	7,708,358	6,689,597

Station Casinos, Inc. Unitized Stock Fund	6,781,837	4,141,344
Participant Loans	3,891,757	3,240,104

Total Investments	$60,888,206	$49,033,758

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	For the year ended December 31,
	2004	2003
Mutual Funds	$2,556,390	$6,098,197
Station Casinos, Inc. Common Stock	3,079,704	1,755,394
Net appreciation of investments	$5,636,094	$7,853,591

4.                                       Income Tax Status of the Plan

Effective January 1, 2002, the Company is using a non-standardized prototype plan, sponsored by Scudder Trust Company.  The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated December 10, 2001 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt.  The Plan has been amended after the issuance of the opinion letter. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and will take any steps required to maintain the qualified status of the Plan. Therefore, they believe that the Plan and all amendments to the Plan are qualified, and the related trust was tax-exempt as of December 31, 2004 and 2003.

5.                                       Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances.

6.                                       Parties-In-Interest

Certain Plan investments are shares of mutual funds managed by ADP Retirement Services, the Plan’s recordkeeper, an affiliate of Scudder Trust Company, the trustee of the Plan, and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative and investment management services and loan origination costs amounted to $43,745 and $36,975 for the years ended December 31, 2004 and 2003, respectively. All other Plan expenses are paid by the Company.  In addition, certain Plan investments are in Station Casinos, Inc. common stock, qualifying these transactions as party-in-interest transactions.

STATION CASINOS, INC.401(k) RETIREMENT PLAN
SCHEDULE H, line 4i - SCHEDULE OF ASSETS (HELD END OF YEAR) - DECEMBER 31, 2004
EIN 88-0301133
PLAN NUMBER 002

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment Including Maturity, Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Scudder Stable Value Fund	Collective Investment Trust	$7,708,358
*	Scudder High Income Fund - A	Mutual Fund	2,987,575
	Pimco Total Return	Mutual Fund	3,303,296
*	Scudder Value Builder - A	Mutual Fund	2,546,418
*	Scudder Lifecycle Long Range	Mutual Fund	1,681,701
*	Scudder Lifecycle Medium Range	Mutual Fund	1,267,624
*	Scudder Lifecycle Short Range	Mutual Fund	1,080,271
	MFS Mid Cap Growth	Mutual Fund	1,147,456
*	Scudder Aggressive Growth	Mutual Fund	3,526,434
*	Scudder Capital Growth	Mutual Fund	16,656,839
*	Scudder Large Cap Value	Mutual Fund	1,283,869
*	Scudder S&P 500 Stock - A	Mutual Fund	413,395
*	Scudder Small Cap Growth	Mutual Fund	2,334,699
	Templeton Foreign - A	Mutual Fund	4,276,677
*	Station Casinos, Inc. Unitized Stock Fund	Employer Securities	6,781,837
*	Participant Loans	Interest Rates 5.0 - 10.5%; Maturity dates from January 2005 through February 2018	3,891,757

			$60,888,206

*                                Indicates party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2005	STATION CASINOS, INC. 401(k) RETIREMENT PLAN

	By:	/s/ Glenn C. Christenson
Glenn C. Christenson
Executive Vice President,
Chief Financial Officer,
Chief Administrative Officer,
Treasurer (Principal
Financial and Accounting Officer)